                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7)(1)

                             Rural/Metro Corporation
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    781748108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               October 3, 2007
                               ---------------
           (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 22 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 2 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  745,595
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              745,595
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    745,595
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.02%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 3 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  749,867
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              749,867
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    749,867
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.04%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 4 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  534,951
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              534,951
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    534,951
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.17%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 5 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,059,333
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,059,333
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,059,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.29%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 6 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II (QP), LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  611,901
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              611,901
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    611,901
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.48%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 7 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CANDENS CAPITAL, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,892,447
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,892,447
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,892,447
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.67%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 8 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,809,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,809,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,809,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.33%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 9 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GABE HOFFMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,701,647
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,701,647
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,701,647
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.99%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 10 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EUGENE I. DAVIS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 11 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EARL P. HOLLAND
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 12 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MOHSIN Y. MEGHJI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 13 of 22 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment  No. 7 ("Amendment  No. 7") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No. 7  amends  the
Schedule 13D as specifically set forth.

      Item 2 is hereby amended and restated as follows:

            (a) This statement is jointly filed by Accipiter Life Sciences Fund,
LP, a Delaware limited  partnership  ("ALS Fund"),  Accipiter Life Sciences Fund
(Offshore), Ltd., a Cayman Islands company ("ALS Fund Offshore"), Accipiter Life
Sciences Fund II, LP, a Delaware limited partnership ("ALS Fund II"),  Accipiter
Life Sciences Fund II (Offshore),  Ltd., a Cayman Islands  company ("ALS Fund II
Offshore"),  Accipiter  Life  Sciences  Fund II  (QP),  LP, a  Delaware  limited partnership  ("ALS Fund II QP") (together with ALS Fund, ALS Fund Offshore,  ALS
Fund  II,  ALS Fund II  Offshore,  ALS Fund II QP,  the  "Accipiter  Entities"),
Accipiter  Capital  Management,   LLC,  a  Delaware  limited  liability  company
("Accipiter  Management"),  Candens Capital,  LLC, a Delaware limited  liability company ("Candens Capital"),  Gabe Hoffman, Eugene I. Davis, Earl P. Holland and
Mohsin Y. Meghji.  Each of the foregoing is referred to as a "Reporting  Person"
and  collectively as the "Reporting  Persons." Each of the Reporting  Persons is
party to that  certain  Joint  Filing  and  Solicitation  Agreement  as  further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

            Candens Capital is the general partner of each of ALS Fund, ALS Fund
II and ALS Fund II QP. Accipiter Management is the investment adviser of each of
ALS Fund Offshore and ALS Fund II Offshore.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of his positions with Candens Capital and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the Shares owned by the Accipiter Entities.

            (b) The principal business address of each of ALS Fund, ALS Fund II,
ALS Fund II QP,  Candens  Capital,  Accipiter  Management and Mr. Hoffman is 399
Park  Avenue,  38th Floor,  New York,  New York 10022.  The  principal  business address of ALS Fund  Offshore  and ALS Fund II Offshore  is c/o Ogier  Fiduciary
Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234,
George Town,  Grand Cayman,  Cayman  Islands.  The officers and directors of ALS
Fund  Offshore  and ALS Fund II Offshore  and their  principal  occupations  and business  addresses  are set  forth  on  Schedule  B to  Amendment  No. 6 to the
Schedule 13D and incorporated herein by reference in this Item 2.

            The  principal  business  address  of  Mr.  Davis  is  c/o  PIRINATE
Consulting Group, L.L.C., 5 Canoe Brook Drive, Livingston, New Jersey 07038.

            The  principal  business  address of Mr.  Holland is c/o Accipiter
Capital Management, LLC, 399 Park Avenue, 38th Floor, New York, New York 10022

            The principal  business address of Mr. Meghji is c/o Loughlin Meghji
+ Company, 148 Madison Avenue, New York, New York 10016-6700.

            (c) The  principal  business  of each of the  Accipiter  Entities is investing in securities.  The principal business of Candens Capital is acting as the  general  partner  of each of ALS Fund,  ALS Fund II and ALS Fund II QP. The

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 14 of 22 Pages
----------------------                                    ----------------------

principal  business of Accipiter  Management is acting as the investment adviser of ALS Fund Offshore and ALS Fund II Offshore.  The principal  occupation of Mr.
Hoffman  is acting  as  managing  member of  Accipiter  Management  and  Candens
Capital.  The  principal  occupation of Mr. Meghji is as a Principal of Loughlin
Meghji + Company,  a New York based  financial  advisory  firm  specializing  in advising  management,  investors and lenders.  The  principal  occupation of Mr.
Davis is  serving  as the  Chairman  and Chief  Executive  Officer  of  PIRINATE
Consulting Group, L.L.C. Mr. Holland is retired.

            (d) No  Reporting  Person,  nor any person  listed on  Schedule B to
Amendment  No. 6 to the Schedule 13D,  incorporated  herein by reference in this
Item 2, annexed  hereto,  has,  during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No  Reporting  Person, nor  any person  listed on  Schedule B to
Amendment  No. 6 to the Schedule 13D,  incorporated  herein by reference in this
Item 2, has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of Messrs.  Hoffman, Davis, Holland and Meghji is a citizen of the United States of America.

      Item 4 is hereby amended to add the following:

            On  October  4,  2007,  ALS Fund  delivered  a letter to the  Issuer nominating Eugene I. Davis, Earl P. Holland and Mohsin Y. Meghji (together,  the
"Nominees"),  as set  forth  therein,  for  election  to the  Issuer's  Board of
Directors  at the Issuer's  2007 annual  meeting of  stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting").
This letter  supersedes the letter to the Issuer dated August 30, 2007 notifying the Issuer of ALS Fund's  nomination  of  directors  for  election at the Annual
Meeting.  A copy of the  letter  is  attached  hereto  as  Exhibit  99.2  and is incorporated herein by reference.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  24,679,103  Shares  outstanding,  which is the total number  of Shares  outstanding  as of May 7, 2007 as  reported  in the  Issuer's
Quarterly  Report  on Form  10-Q as  filed  with  the  Securities  and  Exchange
Commission on May 10, 2007.

      As of the close of business on October 3, 2007,  ALS Fund, ALS Fund II and
ALS Fund II QP  beneficially  owned 745,595  Shares,  534,951 Shares and 611,901
Shares,  respectively,  constituting approximately 3.02%, 2.17% and 2.48% of the
Shares  outstanding,  respectively.  As the general partner of each of ALS Fund,
ALS Fund II and ALS Fund II QP,  Candens  Capital may be deemed to  beneficially own the 1,892,447  Shares  collectively  owned by ALS Fund,  ALS Fund II and ALS
Fund II QP, constituting approximately 7.67% of the Shares outstanding.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 15 of 22 Pages
----------------------                                    ----------------------

      As of the close of business on October 3, 2007,  ALS Fund Offshore and ALS
Fund II  Offshore  beneficially  owned  749,867  Shares  and  1,059,333  Shares,
respectively,   constituting   approximately  3.04%  and  4.29%  of  the  Shares
outstanding,  respectively.  As the  investment  manager  of  each  of ALS  Fund
Offshore  and ALS  Fund II  Offshore,  Accipiter  Management  may be  deemed  to beneficially  own the 1,809,200 Shares  collectively  owned by ALS Fund Offshore and  ALS  Fund II  Offshore,  constituting  approximately  7.33%  of the  Shares outstanding.

      As the  managing  member  of  each of  Accipiter  Management  and  Candens
Capital,  Mr.  Hoffman  may be  deemed  to  beneficially  own  3,701,647  Shares collectively owned by the Accipiter Entities,  constituting approximately 14.99%
of the Shares  outstanding.  Mr. Hoffman has sole voting and  dispositive  power with respect to the 3,701,647  Shares owned by the Accipiter  Entities by virtue of his authority to vote and dispose of such Shares.

      Currently, none of Messrs. Davis, Holland or Meghji owns any Shares.

      Item 6 is hereby amended to add the following:

            On October 3,  2007,  the  Reporting  Persons  entered  into a Joint
Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with  respect to the  securities  of the Issuer,  (b) the parties  agreed to solicit  proxies or written  consents for the election of the  Nominees,  or any other person(s) nominated by ALS Fund, to the Issuer's Board of Directors at the
Annual  Meeting  (the  "Solicitation"),  and (c) ALS  Fund  agreed  to bear  all
expenses  incurred  in  connection  with  the  Reporting  Persons'   activities,
including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and
Solicitation  Agreement is attached  hereto as Exhibit 99.2 and is  incorporated herein by reference.

      Pursuant to a letter  agreement,  ALS Fund has agreed to indemnify each of
Messrs.  Davis,  Holland and Meghji against claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting.
Each of Messrs. Davis, Holland and Meghji's  indemnification  letter is attached hereto as an exhibit and is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibits:

            99.1. Letter from  Accipiter  Life Sciences  Fund, LP to the Issuer, dated August 30, 2007, nominating directors.

            99.2. Joint Filing and Solicitation Agreement by and among Accipiter
                  Life  Sciences   Fund,   LP,   Accipiter  Life  Sciences  Fund
                  (Offshore),   Ltd.,  Accipiter  Life  Sciences  Fund  II,  LP,
                  Accipiter  Life Sciences Fund II (Offshore),  Ltd.,  Accipiter
                  Life Sciences Fund II (QP), LP, Accipiter Capital  Management,
                  LLC, Candens Capital, LLC, Gabe Hoffman, Eugene I. Davis, Earl
                  P. Holland and Mohsin Y. Meghji, dated October 3, 2007.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 16 of 22 Pages
----------------------                                    ----------------------

            99.3. Indemnification Letter Agreement by and between Accipiter Life
                  Sciences Fund, LP and Eugene I. Davis, dated October 3, 2007.

            99.4. Indemnification Letter Agreement by and between Accipiter Life
                  Sciences Fund, LP and Earl P. Holland, dated October 3, 2007.

            99.5. Indemnification Letter Agreement by and between Accipiter Life
                  Sciences Fund, LP and Mohsin Y. Meghji, dated October 3, 2007.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 17 of 22 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2007                   ACCIPITER LIFE SCIENCES FUND, LP

                                         By: Candens Capital, LLC
                                             its general partner

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         ACCIPITER LIFE SCIENCES FUND II, LP

                                         By: Candens Capital, LLC
                                             its general partner

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         ACCIPITER LIFE SCIENCES FUND II (QP),
                                         LP

                                         By: Candens Capital, LLC
                                             its general partner

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         ACCIPITER LIFE SCIENCES FUND
                                         (OFFSHORE), LTD.

                                         By: Accipiter Capital Management, LLC
                                             its investment manager

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         ACCIPITER LIFE SCIENCES FUND II
                                         (OFFSHORE), LTD.

                                         By: Accipiter Capital Management, LLC
                                             its investment manager

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 18 of 22 Pages
----------------------                                    ----------------------

                                         ACCIPITER CAPITAL MANAGEMENT, LLC

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         CANDENS CAPITAL, LLC

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         /s/ Gabe Hoffman
                                         ---------------------------------------
                                         GABE HOFFMAN

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 19 of 22 Pages
----------------------                                    ----------------------

                                         /s/ Eugene I. Davis
                                         ---------------------------------------
                                         EUGENE I. DAVIS

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 20 of 22 Pages
----------------------                                    ----------------------

                                         /s/ Earl P. Holland
                                         ---------------------------------------
                                         EARL P. HOLLAND

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 21 of 22 Pages
----------------------                                    ----------------------

                                         /s/ Mohsin Y. Meghji
                                         ---------------------------------------
                                         MOHSIN Y. MEGHJI

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 22 of 22 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                          Exhibit Number
-------                                                          --------------

Letter from  Accipiter Life Sciences Fund, LP to the Issuer,          99.1
dated October 3, 2007, nominating directors.

Joint Filing and Solicitation Agreement by and among                  99.2
Accipiter Life Sciences Fund, LP, Accipiter Life Sciences
Fund (Offshore), Ltd., Accipiter Life Sciences Fund II, LP,
Accipiter Life Sciences Fund II (Offshore), Ltd., Accipiter
Life Sciences Fund II (QP), LP, Accipiter Capital
Management, LLC, Candens Capital, LLC, Gabe Hoffman, Eugene
I. Davis, Earl P. Holland and Mohsin Y. Meghji, dated
October 3, 2007.

Indemnification Letter Agreement by and between Accipiter             99.3
Life Sciences Fund, LP and Eugene I. Davis, dated October 3,
2007.

Indemnification Letter Agreement by and between Accipiter             99.4
Life Sciences Fund, LP and Earl P. Holland, dated October 3,
2007.

Indemnification Letter Agreement by and between Accipiter             99.5
Life Sciences Fund, LP and Mohsin Y. Meghji, dated October
3, 2007.